

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 26, 2018

Via E-Mail
Valentin Stalowir
Chief Executive Officer
Reed's, Inc.
13000 South Spring Street
Los Angeles, CA 90061

> **Re:** **Reed's, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 14, 2018**
> **File No. 333-223037**

Dear Mr. Stalowir:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at (202) 551-5833 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Ruba Qashu
        Libertas Law Group, Inc.